Form 51-102F3

Material Change Report

Item 1	Name and Address of Company
Austral Pacific Energy Ltd. (the “Issuer”)
Level 3, 40 Johnston Street,
Wellington,
New Zealand, 6145

Tel: +64 4 495 0888

Item 2	Date of Material Change

June 29th , 2006

Item 3	News Release

July 3rd , 2006

Item 4	Summary of Material Change

Restatement of December 31, 2005 Audited Financial Statements

On June 29th , 2006 the Issuer filed amended audited financial statements for the fiscal year ended December 31, 2005 ( the “Statements”). In the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for stock compensation expense under Canadian GAAP. The error arose as a result of an interpretation of stock based accounting standards such that a stock option grant made in February 2006, which was disclosed in the Canadian GAAP Statements by way of note 11 (b), should have been accounted for as an adjustable subsequent event. The restatement resulted in an overall increase in stock compensation expense of $397,125 and increases the reported loss for the year to $2,805,684. There is no effect on cash or working capital as a consequence of the correction.

Restatement of March 2006 Quarterly Interim Financial Statements and MD&A

As a result of the changes described above the expense related to the February 2006 stock option grant and previously accounted for in the March 2006 quarter has been reversed. The reversal resulted in a decrease in stock compensation expense of $548,633 and decreases the reported loss for the quarter to $1,742,802. There is no effect on cash or working capital as a consequence of the correction.

Item 5	Full Description of Material Change

See above.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone numbers noted below:

Bruce McGregor, CFO	Rick Webber, CEO

Telephone: +64 4 495 0881	Telephone: +64 4 495 0880

Item 9	Date of Report

June 29, 2006

Signed:	“B McGregor”

Office held:	Chief Financial Officer